

August 18, 2011

Via E-Mail
Jonathan H. Glenn, Esq.
Executive Vice President and Chief Legal and Administrative Officer
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, Georgia 30022

> **Re: MedAssets, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2011**
> **File No. 333-175729**

Dear Mr. Glenn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the staff is currently reviewing the company's Form 10-K for fiscal year 2010 and related filings. Comments on the Form 10-K are being issued under separate cover as of the date hereof. Please be advised that comments relating to the Form 10-K review will need to be resolved prior to the requested effectiveness date of the registration statement on Form S-4.

2.   You disclose that MedAssets' 100%-owned subsidiary guarantors will, jointly, severally, and unconditionally guarantee MedAssets' obligations under the exchange notes and indenture. Please provide the financial information with respect to the guarantors called for by Rule 3-10 of Regulation S-X, or tell us how you believe you have complied with Rule 3-10.

3.   Further, we note that the company changed its reportable segments beginning with the
        first quarter of fiscal year 2011, as disclosed in your Form 8-K filed on February 24,
        2011. Accordingly, please provide audited financial statements in your registration
        statement with a revised segment footnote reflecting the recast segments. Your Business
        and Management's Discussion and Analysis sections should similarly be revised. The
        revised annual financial statements and related disclosures may be included directly in
        the registration statement or in a Form 8-K incorporated by reference. For guidance,
        refer to ASC 280-10-50-34.

The Exchange Offer

Expiration date, page 2

4.   Please confirm in your response that the offer will be open at least through midnight on
        the twentieth business day following commencement of the offer. In this regard, we note
        your disclosure that the exchange offer expires at 5:00 pm on the expiration date. Refer
        to Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act. Further, please confirm
        that the expiration date will be included in the final prospectus disseminated to security
        holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Where you can find more information, page 117

5.   Please revise your registration statement to specifically incorporate by reference all
        reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31,
        2010, the end of your most recent fiscal year. In this regard, it appears you should
        incorporate by reference your current reports on Form 8-K filed on January 10, 2011, and
        January 21, 2011, respectively. See Item 11(a)(2) of Form S-4. When amending your
        Form S-4, consider including a statement to the effect that all filings that you file
        pursuant to the Exchange Act after "the date of the registration statement and prior to
        effectiveness of the registration statement" shall be deemed to be incorporated by
        reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms
        Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3483 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, as (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney

cc: Via E-Mail
        Morgan Elwyn, Willkie Farr & Gallagher LLP